FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of July, 2014

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

MAX Resource Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

July 21, 2014

Item 3.

News Release

Issued and distributed through the facilities of Marketwire on July 21, 2014

Item 4.

Summary of Material Change

See attached copy of the July 21, 2014 News Release

Item 5.

Full Description of Material Change

See attached copy of the July 21, 2014 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

July 21, 2014

July 21, 2014

TSX-V: MXR

OTC BB: MXROF

Frankfurt: M1D

News Release

MAX commences drilling at East Manhattan Wash gold project, Nye County, Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has commenced drilling at its East Manhattan Wash gold project in Nevada.   This eight hole (720 m) drill program will be the first known drilling to be conducted at East Manhattan Wash, where surface sampling by MAX has identified a soil anomaly exposed over a surface area in excess of 1,650 m by 450 m that returned values ranging from 0.05 ppm to 1.5 ppm (1.5 g/t) Au in soils.   During an initial bulk sample conducted in 2009, MAX recovered 4.9 g/t Au and 1.2 g/t Ag from a 793 pound sample taken at surface.  Mineralization appears to be free gold in a volcanic lithic welded tuff that will be drill tested to determine the overall depth of the gold mineralization, extend the known mineralization below the overburden and/or alluvium cover, and determine the overall grade.

The EMW property is comprised of 78 claims (1,560 acres) located in the Manhattan Mining District 40 miles north of the town of Tonopah and eight miles south of the Round Mountain Mine (jointly owned by Kinross and Barrick), a conventional open pit operation that has produced more than 12 Moz of gold to date.  For 2013, Kinross Gold reported a proven and probable gold resource at Round Mountain (net to its 50% interest) of 42.147 million tonnes at 0.68 g/t Au.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contacts: Leonard MacMillan, Corporate Communication

info@maxresource.com

Phone: 604-637-2140        Toll Free: 1-866-331-5088

or

Paradox Public Relations
info@paradox-pr.ca

Phone: 514-341-0408        Toll Free: 1-866-460-0408

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  July 22, 2014

By:/s/ Stuart Rogers

Stuart Rogers

Director